Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Form S-1, Amendment 1, of our audit report dated October 26, 2012 relative to the financial statements of Redtide Defense Group, Inc. as of June 30, 2012 and 2011 and for each of the years then ended.

We also consent to the reference to our firm under the caption "Experts" in such Registration Statement.

On December 17, 2012, the audit firm of Drake & Klein CPAs changed its name to DKM Certified Public Accountants. The change was reported to the PCAOB as a change of name.  This is not a change of auditors for the Company.

/s/ DKM Certified Public Accountants

DKM Certified Public Accountants
f/k/a Drake & Klein CPAs
Clearwater, Florida
January 24, 2013